Filed Pursuant to Rule 424(b)(3)
                       Registration Statement No 333-93971

               PROSPECTUS SUPPLEMENT NO. 1 DATED OCTOBER 25, 2000

                       (To Prospectus Dated May 12, 2000)

                                eDiets.com, Inc.

                        5,676,633 shares of Common Stock

                   1,215,625 warrants to purchase Common Stock


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This supplement amends and supplements certain information contained in the prospectus, dated May 12, 2000. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus. The information contained in this supplement supersedes any contrary statements contained in the prospectus.

                               Recent Developments

The following supplements certain information in the prospectus:

(1) On August 21, 2000, David J. Schofield became our Chief Executive Officer and President. David R. Humble, our founder and majority shareholder, continues in his position of Chairman of the Board of Directors. On September 18, 2000, Mr. Schofield was elected to the our Board of Directors.

         Prior to joining the us, Mr. Schofield was the President and Chief Operating Officer since January, 1997 of Rexall Showcase International, the direct sales division of Rexall Sundown, Inc. Rexall Sundown is the largest nutritional company in the United States and recently became an indirect, wholly owned, subsidiary of Royal Numico N.V. From May, 1994 to August, 1996, Mr. Schofield served as Vice President and General Manager of the Images Division of Office Depot. Prior to that, he was the Senior Vice President of domestic and international operations for PIP Printing, a quick printing franchisor. From 1998 until his departure from Rexall in July, 2000 he was a member of the Board of Directors of the Direct Selling Association and the Direct Selling Education Foundation.

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         We entered into a three-year employment agreement with Mr. Schofield under which he receives a base annual salary of $250,000. He also received a grant of 500,000 stock options which are exercisable over a period of five years at an exercise price of $1.94 per share and vest over a period of three years in six equal semi-annual installments.

(2) Effective September 18, 2000 and September 30, 2000, respectively, Dr. Bruce Yaffe and Cary Fitchey resigned from the our Board of Directors. Dr. Yaffe continues his association with the Company as a medical advisor.

(3) There has been a continual expansion in the our business. As of September 30, 2000, we had a base of over 140,000 paying subscribers and a community of over 2.5 million newsletter subscribers. We were named a Forbes Best of the Web fitness and nutrition website by Forbes Magazine for the year 2000. We believe that we are now the leading subscription-based online diet, fitness and counseling center.

(4) In July, 2000, we launched a co-branded "Diet Center" with Women.com Networks, Inc. which integrates original content and tools from our personalized weight-loss, nutrition and exercise programs into the Women.com network.

(5) In June, 2000, we entered into a new two-year sponsorship agreement with iVillage, expanding our existing advertising relationship with iVillage.

(6) In June, 2000, our common stock began trading on the over-the-counter Bulletin Board under the trading symbol "EDET".


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                 The date of this supplement is October 25, 2000